Exhibit 99.1

Wearable Devices Announces First Half 2022 Financial Results

YOKNE’AM ILLIT, Israel, Sept. 29, 2022 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS) (“Wearable Devices” or the “Company”), a growth company developing a non-invasive neural input interface technology for B2B and B2C customers, today announced its financial results for the six months ended June 30, 2022.

Wearable Devices continued its investment in research and development activities and together with the expenses incurred in connection with the Company’s initial public offering (“IPO”), the Company’s net loss increased to $(2,051,000), or $(0.18) per diluted share, for the six months ended June 30, 2022, as compared to a net loss of $(640,000), or $(0.08) per diluted share for the six months ended June 30, 2021.

As previously announced, on September 15, 2022, the Company closed its IPO of 3,750,000 units. Each unit was offered at a public offering price of $4.25 and consisted of one ordinary share and two warrants to purchase one ordinary share each, at an initial exercise price of $4.00 per ordinary share. In addition, the underwriter for the IPO partially exercised its over-allotment option with respect to 1,125,000 warrants to purchase 1,125,000 ordinary shares. The gross proceeds of the offering were approximately $16 million before deducting underwriting discounts, commissions and offering expenses.

Commenting on the IPO and the upcoming goals of the Company, Mr. Asher Dahan, Chairman of the Board and Chief Executive Officer of Wearable Devices, said, “We are thankful to all our investors and very excited about the successful IPO, which is an important step as we bring to market revolutionary solutions that enable the user’s hand to become a universal input device for touchless interaction with technology. We believe that neural-based interfaces will become as common to interaction with wearable computing and digital devices in the near future as the touchscreen is a universal input method for smartphones. This IPO enables us to drive the development of our innovative technology for B2B customers and transition to production on our B2C wearable Mudra wrist band for controlling digital devices using subtle finger movements.

With the Metaverse widely considered to be the future of the internet, we believe the neural control interface market is positioned for growth given that user interfaces frequently dictate the pace of technology advancements. On the B2B side, more than 100 companies have purchased our Mudra Inspire development kit, and 30 of those are multinational technology companies. These companies are exploring various input and control use-cases for their products, across multiple countries and industry sectors, including consumer electronics manufacturers, consumer electronics brands, electronic components manufacturers, IT services and software development companies, industrial companies, and utility providers. Our objective with these companies is to commercialize the Mudra technology by licensing it for integration in the hardware and software of these companies’ products and services.

On the B2C side of our business, we are launching a smart band for the Apple Watch which allows users to control the watch and operate applications using same-hand touchless finger movements. We plan to utilize IPO proceeds in part to deliver pre-orders of our Mudra Band and to solidify production capabilities and volumes. In parallel, we intend to increase our marketing efforts to further expand global awareness of our brand,” said Mr. Dahan.

About Wearable Devices Ltd.

Wearable Devices is a growth company developing a non-invasive neural input interface technology in the form of a wrist wearable band for controlling digital devices using subtle finger movements. Our company’s vision is to create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology, and we believe that our technology is setting the standard input interface for the Metaverse. Since our technology was introduced to the market, we have been working with both Business-to-Business and Business-to-Consumer customers as part of our push-pull strategy. Combining our own proprietary sensors and Artificial Intelligence, or AI, algorithms into a stylish wristband, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. For more information, visit https://www.wearabledevices.co.il/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our beliefs regarding the neural control interface market position, Metaverse being the future of the internet, our technological capabilities and our future financial performance. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the prospectus dated September 12, 2022 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Contact:

John Nesbett/Jennifer Belodeau

IMS Investor Relations

203.972.9200

wearablesdevices@imsinvestorrelations.com

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

U.S. dollars (in thousands)

	June 30, 2022	December 31, 2021
	Unaudited
ASSETS

CURRENT ASSETS:

Cash	320	1,274
Trade receivables	17	8
Governmental grant receivable	55	62
Other receivables and prepaid expenses	18	47
Deferred initial public offering cost	25	-
Inventories	8	11
TOTAL CURRENT ASSETS	443	1,402

NON-CURRENT ASSETS:

Right-of-use asset	25	-
Property and equipment, net	47	43
TOTAL NON-CURRENT ASSETS	72	43
TOTAL ASSETS	515	1,445

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

U.S. dollars (in thousands)

	June 30, 2022	December 31, 2021
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payables	88	72
Advance payments	284	273
Deferred revenues	23	24
Accrued payroll and other employment related accruals	293	222
Accrued expenses	170	47
Lease liability	25	-
SAFEs	500	-
TOTAL CURRENT LIABILITIES	1,383	638

SHAREHOLDERS' EQUITY (DEFICIT)
Ordinary shares, NIS 0.01 par value: Authorized 20,000,000 and 50,000,000 as of December 31, 2021 and June 30, 2022, respectively; Issued and outstanding 11,136,850 shares as of December 31, 2021 as of June 30, 2022	31	31
Additional paid-in capital	8,065	7,689
Accumulated losses	(8,964)	(6,913)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(868)	807

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	515	1,445

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30, 2022	Six months ended June 30, 2021
	U.S. dollars in thousands (except per share amounts)

Revenues	28	107
Cost of materials	(5)	(7)
Research and development, net	(944)	(388)
Sales and marketing expenses, net	(471)	(130)
General and administrative expenses	(587)	(188)
Initial public offering expenses	(74)	-
OPERATING LOSS	(2,053)	(606)
FINANCING INCOME (EXPENSES), net	2	(34)
COMPREHENSIVE AND NET LOSS	(2,051)	(640)

Net loss per ordinary share, basic and diluted	(0.18)	(0.08)
Weighted average number of ordinary shares outstanding basic and diluted	11,136,850	8,282,329

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,051)	(640)
Adjustments required to reconcile net loss to net cash used in operating activities -
Depreciation	11	4
Share based compensation expenses	376	62
Accrued interest on convertible securities	-	21
Changes in operating assets and liabilities items:
Decrease in inventory	3	5
Increase in trade receivables	(9)	-
Increase in deferred initial public offering cost	(25)	-
Decrease (increase) in governmental grants receivables	7	(104)
Decrease (increase) in other receivables and prepaid expenses	29	(44)
Increase in advance payments	11	102
Increase (decrease) in deferred revenues	(1)	2
Increase in accounts payable	16	18
Increase in accrued payroll and other employment related accruals	71	117
Decrease in advance payments on governmental grants	-	(42)
Increase in accrued expenses	123	8
Net cash used in operating activities	(1,439)	(491)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(15)	(14)
Net cash used in investing activities	(15)	(14)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance cost	-	2,925
Proceeds from issuance of SAFEs	500	-
Exercise of options to ordinary shares	-	1
Net cash provided by financing activities	500	2,926

NET INCREASE (DECREASE) IN CASH	(954)	2,421
CASH AT BEGINNING OF PERIOD	1,274	475
CASH AT END OF PERIOD	320	2,896

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Conversion of convertible securities into ordinary shares	-	3,072
Right-of-use asset recognized against lease liability	56	-